Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 03896)

(Nasdaq Stock Ticker: KC)

COMPLETION OF CONNECTED TRANSACTION INVOLVING
SUBSCRIPTION OF NEW SHARES UNDER SPECIFIC MANDATE

Reference is made to the announcement of the Company dated April 17, 2025, the circular of the Company dated May 9, 2025 (the “Circular”) and the poll results announcement of the Company dated June 9, 2025 in relation to, among other things, the connected transaction involving the Subscription of new Shares under specific mandate. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

COMPLETION OF CONNECTED TRANSACTION INVOLVING SUBSCRIPTION OF NEW SHARES UNDER SPECIFIC MANDATE

The Board is pleased to announce that the conditions of the Subscription have been fulfilled and completion of the Subscription took place on June 17, 2025. Pursuant to the Subscription Agreement, a total of 69,375,000 Subscription Shares has been allotted and issued to the Subscriber, Kingsoft Corporation, at the Subscription Price of HK$5.83 per Subscription Share. The Subscription Shares represent (i) approximately 1.68% of the total number of issued shares of the Company immediately before completion of the Subscription; and (ii) approximately 1.65% of the total number of issued shares of the Company as enlarged by the Subscription.

The Subscription Price per Subscription Share is HK$5.83, which is equivalent to the net Subscription Price per Subscription Share, as there are no underwriters’ discounts with respect to the Subscription.

The gross proceeds, which is also the net proceeds of issuing the Subscription Shares is expected to be HK$404,456,250 (equivalent to approximately US$52,138,120), which will be used for (i) investments in upgrading and expanding infrastructure, (ii) investments in technology and product development, and (iii) general corporate and working capital purposes.

EFFECT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The table below sets out the shareholding structure of the Company immediately before and upon completion of the Subscription:

	Immediately before the		Immediately after the
	completion of the Subscription		completion of the Subscription
	Share number	%	Share number	%
Directors
Mr. Zou Tao	2,000,000	0.05	2,000,000	0.05
Mr. He Haijian	1,644,893	0.04	1,644,893	0.04

Substantial shareholders (including controlling shareholder)
Kingsoft Corporation/
Subscriber	1,423,246,584	34.51	1,492,621,584	35.59
Xiaomi Corporation	466,161,000	11.30	466,161,000	11.12

Public Shareholders
Other Public Shareholders	2,231,357,324	54.10	2,231,357,324	53.21
Total	4,124,409,801	100.0	4,193,784,801	100.0

Notes:

1.	The Subscriber is Kingsoft Corporation, with its shares listed on the Hong Kong Stock Exchange (stock code: 3888), the controlling shareholder of the Company within the meaning of the Hong Kong Listing Rules.

2.	Any discrepancies in the table above between totals and sums of amounts set out in it are due to rounding.

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Vice Chairman of the Board, Executive Director,
and acting Chief Executive Officer

Hong Kong, June 17, 2025

As at the date of this announcement, the board of Directors comprises Mr. Lei Jun as Chairman and non-executive Director, Mr. Zou Tao as Vice Chairman and executive Director, Mr. He Haijian as executive Director and Mr. Zhang Duo as non-executive Director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.

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